UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                        Pioneer Financial Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    723672101
                                 (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 1997
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------------------------
1The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                               Page 1 of 11 Pages

                                                   SCHEDULE 13D



CUSIP No.       723672101


Page    2    of   11   Pages
     -------    ------



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1  NAME OF  REPORTING  PERSON
   S.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
   Mentor     Partners,      L.P.     Employer     I.D.#     06-126-0469
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2  CHECK  THE  APPROPRIATE  BOX  IF A  MEMBER  OF  A  GROUP*  (a)  |_|  (b)  |X|
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4  SOURCE OF FUNDS*

               WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                     |_|
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   State of Delaware
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                       7       SOLE VOTING POWER
     NUMBER OF

      SHARES                           0
                          -----------------------------------------------------
    BENEFICIALLY       8       SHARED VOTING POWER

     OWNED BY
                                       0
                          -----------------------------------------------------
     REPORTING        9       SOLE DISPOSITIVE POWER


      PERSON                           0
                          -----------------------------------------------------
       WITH          10       SHARED DISPOSITIVE POWER


                                        0
-------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
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    12  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
                                                                          |_|
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.0
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                               Page 2 of 11 Pages

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Pioneer Financial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1750 E. Golf Rd., Schaumburg, IL 60173.

Item 2.   Identity and Background

     This statement is filed on behalf of Mentor Partners, L.P., a Delaware limited partnership (the "Partnership") with respect to Shares of the Company
(a) owned by the Partnership and (b) owned by Mentor Offshore Fund Limited ("Offshore"), a Cayman Islands company. The general partner of the Partnership is WTG & Co., L.P., a Delaware limited partnership (the "General Partner") and the general partner of the General Partner is D. Tisch & Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (collectively with D. Tisch & Co. and the General Partner, the "Control Persons")

     The address of the principal offices and principal business of the Partnership and each of the Control Persons is 500 Park Avenue, New York, New York 10022.

     The Partnership's principal business is investment in securities, primarily in connection with "merger" (or "risk") arbitrage and, to a lesser extent,

                                               Page 3 of 11 Pages
classic  arbitrage,   including  convertible   securities  arbitrage.   The
principal business of the General Partner is serving as the general partner of the Partnership. The sole business of D. Tisch & Co. is serving as the general partner of the General Partner, and other than such service, D. Tisch & Co. has no investment or operating history of any kind. Daniel R. Tisch's principal occupation is that of President and sole Director of D. Tisch & Co., and he is a United States citizen.

     Neither the Partnership nor, to its best knowledge, any of the Control Persons has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration.

     The $15,853,690.70 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Company Shares acquired by the Partnership were purchased in the ordinary course of business.

                                               Page 4 of 11 Pages

     The $1,309,319.20 used to purchase Shares of the Company for Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.

Item 4.   Purpose of Transaction.

     The Partnership and Offshore acquired the Shares of the Company for investment purposes, and only in the ordinary course of business.

     In the ordinary course of business, the Partnership and/or Offshore from time to time evaluate their holdings of securities, and based on such evaluation, the Partnership and/or Offshore may determine to acquire or dispose of securities of specific issuers.

     Neither the Partnership nor, to its knowledge, any of the Control Persons or Offshore have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 0 Shares of the Company (or 0% of the Company's Common Stock outstanding on June 2, 1997) and the Partnership may be deemed to own beneficially an aggregate
                                               Page 5 of 11 Pages
of an additional 0 Shares of the Company (or 0% of the Company common stock outstanding on June 2, 1997) owned by Offshore, in each case based on the number of 0 Shares of Company Common Stock then outstanding, as a result of the merger of the Company into Rock Acquisition Company, a Delaware corporation, on May 30, 1997. Prior to the merger, there were 11,805,267 Shares outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (b) The Partnership (through the Control Persons) has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership. In addition, the General Partner is a party to investment management agreements pursuant to which the General Partner has investment responsibility with respect to the Company's Shares owned by Offshore. Pursuant to such agreements, Mr. Tisch has the power to dispose of (or to direct the disposition of) the Shares of the Company owned by Offshore.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.


                                               Page 6 of 11 Pages

     (d) Neither the Partnership nor, to its best knowledge, any of the Control Persons or Offshore have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership or Offshore.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as referred or described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company.

Item 7.   Material  to be Filed as Exhibits.


  Exhibit A --  Acquisitions of Shares by the Partnership and
                Offshore During the Past Sixty Days.


                                               Page 7 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         June 2, 1997
                                   -----------------------
                                            (Date)


                                              /s/
                                   -----------------------
                                          (Signature)


                                   Daniel R. Tisch
                                   Authorized Signatory
                                   MENTOR PARTNERS, L.P.
                                   ---------------------------
                                   (Name/Title)



                                               Page 8 of 11 Pages

                                  EXHIBIT INDEX


Exhibit A --   Acquisitions of Shares by the Partnership and
               Offshore During the Past Sixty Days.








                                               Page 9 of 11 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

                  Date of          Number         Aggregate    Price Per
      Entity     Transaction      of Shares          Price        Share
      ------     -----------      ---------          -----        -----

Partnership    December 16, 1996     8,000         198,400.00    24.800

               December 16, 1996      9,000         218,475.00    24.275

               December 16, 1996    163,000       4,062,269.70    24.922

               December 17, 1996     21,200         523,110.00    24.675

               December 19, 1996     50,000       1,238,000.00    24.760

               December 20, 1996     28,800         720,864.00    25.030

               December 26, 1996     25,000         628,875.00    25.155

               January 8, 1997       61,000       1,527,928.00    25.048

               January 9, 1997        4,800         120,120.00    25.025

               January 9, 1997       65,000       1,626,300.00    25.020

               January 10, 1997      23,600         590,472.00    25.020

               January 15, 1997      12,000         309,240.00    25.770

               January 16, 1997       3,600          92,772.00    25.770

               January 20, 1997      18,000         462,150.00    25.675

               January 21, 1997      10,000         254,250.00    25.425

               January 22, 1997       7,000         178,640.00    25.520

               January 23, 1997      10,000         253,950.00    25.395

               January 24, 1997      10,000         254,250.00    25.425

               January 31, 1997      15,000         384,675.00    25.645

                 March 4, 1997       30,000         780,600.00    26.020

                 March 5, 1997       25,000         650,500.00    26.020

                 March 18, 1997      20,000         521,000.00    26.050

                 March 26, 1997      10,000         256,850.00    25.685


                   May 30, 1997     (630,000)              N/A       *



                                               Page 10 of 11 Pages

Offshore       December 16, 1996     1,000        24,800.00       24.800

               December 16, 1996     1,000        24,275.00       24.275

               December 16, 1996    18,000       448,594.20       24.922


               December 20, 1996      5,000       125,150.00       25.030

               January 9, 1997       10,000       250,200.00       25.020

               January 20, 1997       5,000       128,375.00       25.675

               January 22, 1997       5,000       127,600.00       25.520

               January 31, 1997       5,000       128,225.00       25.645

                  March 18, 1997      2,000        52,100.00       26.050


                     May 30, 1997    (52,000)             N/A         *



All Shares were purchased in transactions on the New York Stock Exchange.






-----------------------------------
* On May 30, 1997, all Shares ceased to exist because of the merger of the Company into Rock Acquisition Company, a Delaware corporation and wholly owned subsidiary of Conseco, Inc., an Indiana corporation. As a result of the merger, each holder of Shares received in exchange for each Share disappearing in the merger the right to receive .7077 shares of Conseco, Inc.

                                               Page 11 of 11 Pages